 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________
 FORM 11-K
  __________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number 1-8519
  __________________________________________________
CINCINNATI BELL INC.
SAVINGS AND SECURITY PLAN
  __________________________________________________
 CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Cincinnati Bell Savings and Security Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Savings and Security Plan (the “Plan”) as of December 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 30, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Barnes, Dennig & Co., LTD
Cincinnati, Ohio
June 25, 2018

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(DOLLARS IN THOUSANDS)

	December 30,
	2017	2016
Investments
Investment in Master Trust	$91,883	$86,325
Notes Receivable
Participant loans	2,245	2,563
Net assets available for benefits	$94,128	$88,888

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2017
(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2016	$88,888

Contributions:
Employee	3,570
Employer	2,139
Total contributions	5,709

Investment gain from Master Trust	14,258

Interest on participant loans	104

Transfers to other Company-sponsored plans, net	(560)
Distributions:
Benefits paid to participants	(14,258)
Administrative expense paid by the Plan	(13)
Total distributions	(14,271)

Net increase in assets available for Plan benefits	5,240
Net assets available for benefits as of December 30, 2017	$94,128

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.
General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement does not approve their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been subject to automatic wage progression or covered under the Plan. However, an hourly employee hired on or after February 1, 2008 ("Tier 2 participants") and in a position described in clause (ii) above is generally not eligible for the Plan.
In addition, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, temporary employees, and contingency employees) are ineligible to participate in the Plan.
These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.
The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).
In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments. In addition, the Statement of Changes in Net Assets Available for Benefits is presented on a fair value basis.

b.
Employee Contributions: The Plan generally permits employees to contribute to the Plan immediately upon being hired. A participant’s contributions can be made in any amount that is a whole percent up to a maximum of 75% of the participant’s plan compensation. Additionally, a participant's contributions can be made either on a before-tax basis or as Roth contributions. Roth contributions are made on an after-tax basis, but the earnings on such contributions can be paid later to the participant on a tax-free basis if certain conditions are met.

The Plan provides for newly eligible participants to be automatically enrolled into the Plan and contribute 3% of their plan compensation, which is invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time.
The amount of a participant’s combined before-tax and Roth contributions for any calendar year generally cannot exceed $18,000, the legal limit in 2017. If the participant is age 50 or older by the end of the calendar year, the participant is allowed to make additional combined before-tax and Roth contributions up to $6,000, the maximum amount per the Code in 2017. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.
Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.
Except as noted above with respect to Roth contributions, a participant is generally not subject to federal income tax on the amount of employee contributions to the Plan, or on the earnings on those contributions, until the amounts are distributed from the Plan to the participant.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

c.
Employer Contributions: The Company makes matching contributions in an amount equal to 100% of each participant's employee contributions to the Plan made for any pay period that are not in excess of 6% of his or her plan compensation for such pay period.

Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants’ related contributions are made.
The Company’s matching contributions for a participant are allocated to the participant’s Plan account. A participant is generally vested in the Company’s matching contributions if credited with at least three years of vesting service. However, a participant may become vested in such part of his or her Plan account in certain other situations, including continued employment with the Company after attaining age 65 or termination of employment with the Company due to total disability or death.
A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.
Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.
A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.
Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan, and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of his or her Plan account while employed by the Company only in certain circumstances.
In general, a participant, while still employed by the Company, may withdraw, for any reason, after-tax contributions, rollover contributions, and the vested part of the Plan account attributable to Company matching contributions made for plan years before the three consecutive plan years that end with the plan year of the withdrawal. However, if the participant withdraws any after-tax contributions that have received a matching contribution from the Company and were contributed in the plan year of the withdrawal and/or either of the two immediately preceding plan years, the entire non-vested portion of his or her Plan account will be forfeited, and the participant will be suspended from actively participating in the Plan for six months after the withdrawal.
Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax or Roth contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals. Any hardship withdrawal does not include the earnings on before-tax or Roth contributions that were allocated after December 31, 1988.
Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death. Only the portion of the participant’s Plan account that is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.
If the value of the participant’s vested Plan account is $1,000 or less, the participant’s vested account under the Plan can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.
Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account, excluding amounts attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two preceding plan years and income earned after 1988 on the participant’s before-tax contributions, or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.
The Company's Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2017, the interest rate on loans made under the Plan ranged between 4.3% and 5.3% per annum. For the plan year ended December 30, 2017, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.
In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months.

h.	Investments: As of December 30, 2017, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Dimensional Fund Advisors US Small Cap I

•	Fidelity 500 Index Fund Institutional Class*

•	Fidelity Government Money Market Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund Class K*

•	Fidelity Managed Income Portfolio II Class 1*

•	Fidelity Mid-Cap Stock Fund Class K*

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2060 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund
*    Party-in-interest funds

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.
Administrative Expenses: Administrative expenses that are not clearly related to a specific investment fund may be paid by the Company.  However, the Plan permits certain of these expenses to be paid from Plan assets.

j.
Forfeitures: Any amounts forfeited by participants under the Plan are applied to reduce subsequent contributions of the Company to the Plan. During 2017, $75,000 of forfeited funds were used to reduce employer contributions. At December 30, 2017 and 2016, unapplied forfeited amounts totaled $4,830 and $3,799 respectively.

k.
Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Retirement Savings Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Retirement Savings Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers to other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

l.
Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

m.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2)	Fair Value Measurements
The Plan’s investments in the Master Trust are stated at fair value. Mutual funds of the Plan are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2017 and 2016. Common collective trust funds are based on the NAV of units of a collective trust as published by the trustee.
Certain events limit the ability of the Plan to transact with the participants at fair value of the Fidelity Managed Income Portfolio II Fund, a common collective trust. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact with the participants, is probable.
ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted market prices for identical instruments in an active market;
Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and
Level 3 - Unobservable inputs that reflect management's determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

There were no significant transfers between the fair value hierarchy levels in the year ended December 30, 2017. At December 30, 2017 and 2016, the fair value and placement in the fair value hierarchy of the underlying assets of the Master Trust that are required to be measured at fair value on a recurring basis are as follows:

	Assets at Fair Value as of December 30, 2017
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$351,252	$—	$—	$351,252
Common collective trust funds	—	18,949	—	18,949
Common stock of Cincinnati Bell Inc.	11,152	—	—	11,152
Total assets at fair value	$362,404	$18,949	$—	$381,353

	Assets at Fair Value as of December 30, 2016
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$275,977	$—	$—	$275,977
Common collective trust funds	—	47,062	—	47,062
Common stock of Cincinnati Bell Inc.	13,972	—	—	13,972
Total assets at fair value	$289,949	$47,062	$—	$337,011

(3)	Interest in Master Trust
At December 30, 2017 and 2016, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan, an additional plan sponsored by the Company.
The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (collectively, the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. When applicable, net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.
The following table presents the fair value of the total net assets held by the Master Trust and the the Plan's divided interest in the Master Trust at December 30, 2017 and 2016:

	December 30, 2017		December 30, 2016
(dollars in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds	$351,252	$81,895	$275,977	$67,997
Common collective trust funds	18,949	5,812	47,062	12,775
Common shares of Cincinnati Bell Inc.	11,152	4,176	13,972	5,553
Total investments at fair value	$381,353	$91,883	$337,011	$86,325

During the plan year ended December 30, 2017, realized and unrealized gains and interest and dividends on investments held by the Master Trust and the Plan were as follows:

	Gain on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Investments held by the Master Trust	$11,299	$35,420	$13,367
Plan's interest in investments held by the Master Trust	$2,573	$8,355	$3,330

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(4)	Amendment or Termination of the Plan
While the Company has not expressed any intent to terminate the Plan and subject to collective bargaining requirements under applicable law, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status
The IRS issued on August 17, 2017, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

(6)	Related Party Transactions
The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $13,025.
The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 200,263 and 248,390 shares with a cost basis of $4,522,112 and $5,598,092 at December 30, 2017 and 2016, respectively.

(7)	Concentrations, Risks, and Uncertainties
The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.
The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 30, 2017
FORM 5500 SCHEDULE H (FORM 5500)
EIN 31-1056105
PLAN NUMBER - 004
(Dollars in thousands)

Issuer	Description of Investment	Current Value

Participant loans*	6 to 60 months (4.3% - 5.3%)	$2,245

*    Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND SECURITY PLAN
By: Cincinnati Bell Inc.

June 25, 2018	/s/ Sarah E. Simpson
By: Sarah E. Simpson
Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Barnes, Dennig & Co., LTD